

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Dane E. Whitehead
Chief Financial Officer
Marathon Oil Corporation
990 Town and Country Boulevard
Houston, Texas 77024-2217

      Re: Marathon Oil Corporation
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 17, 2022
          Form 8-K filed May 4, 2022
          File No. 001-05153

Dear Mr. Whitehead:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation